Lee W. Cassidy, Esq.

Lee Cassidy Law

215 Apolena Avenue

Newport Beach, California 92662

October 22, 2019

Thomas Jones

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	New World Technologies, Inc.
Amendment #5 to Registration Statement on Form S-1
File No. 333-229390

Dear Mr. Jones:

Attached for filing with the Securities and Exchange Commission is Amendment No. 5 which simply replaces the subscription agreement, exhibit 10.0.

Sincerely,

/s/ Lee W. Cassidy, Esq.